                                   FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934


                           For the Month of May , 2003


                          Gilat Satellite Networks Ltd.
              -----------------------------------------------------
                 (Translation of Registrant's Name into English


                        Gilat House, Yegia Kapayim Street
                  Daniv Park, Kiryat Arye, Petah Tikva, Israel
                  --------------------------------------------
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X     Form 40-F
                                -------            -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes          No    X
                                -------     -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---

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At an annual meeting of our shareholders held on April 15, 2003, shareholders elected a nine-member Board of Directors, including two external directors, Linda E. Harveno and David Milgrom, as required under Israeli law. Following the annual meeting of shareholders, the new Board of Directors met for the first time and, among other things, appointed an audit committee that complies with the applicable audit committee composition requirements of the Nasdaq Marketplace Rules. The members of the audit committee are Linda E. Harveno, David Milgrom and Gideon Chitayat.


                                    Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                              Gilat Satellite Networks Ltd.
                                              (Registrant)


                                              By: /s/ Yoav Leibovitch
                                                  -------------------
                                                      Yoav Leibovitch
                                                      Chief Financial Officer



Dated:  May 6, 2003